**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C.  20549**

_____

**FORM 8-K**

**CURRENT REPORT**
**Pursuant to Section 13 or 15(d) of the**
**Securities Exchange Act of 1934**

Date of report (Date of earliest event reported):  **July 17, 2009**

**HNI Corporation**
(Exact Name of Registrant as Specified in Charter)

| **Iowa** | **1-14225** | **42-0617510** |
|---|---|---|
| (State or Other Jurisdiction of Incorporation) | (Commission File Number) | (IRS Employer Identification No.) |

**408 East Second Street, P.O. Box 1109, Muscatine, Iowa  52761-0071**
(Address of Principal Executive Offices, Including Zip Code)

Registrant's telephone number, including area code:  **(563) 272-7400**

**N/A**
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligations of the registrant under any of the following provisions (*see* General Instruction A.2.):

☐    Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐    Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐    Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐    Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

**Section 2 — Financial Information**

**Item 2.05  Costs Associated with Exit or Disposal Activities.**

On July 17, 2009, HNI Corporation (the "Corporation") announced it will close its Louisburg, North Carolina office furniture manufacturing facility during the third and fourth quarters of 2009.  The Corporation will consolidate the Louisburg production into existing office furniture manufacturing facilities and anticipates the closure and consolidation to be effectively completed by the end of 2009.  The Corporation made this decision to reduce structural costs.

The Corporation anticipates charges related to the shutdown will impact pre-tax earnings an estimated $3.4 million.  The following table lists the estimated composition of these charges:

(Dollars in millions)

| Time Period | Restructuring Costs | Accelerated Depreciation | Other Costs | Total |
|---|---|---|---|---|
| 2009 Q2 | 0.8 | - | - | 0.8 |
| 2009 Q3 | 0.2 | 0.5 | 0.3 | 1.0 |
| 2009 Q4 | 0.2 | 0.3 | 0.6 | 1.1 |
| | | | **2009 Total** | **2.9** |
| 2010 | 0.5 | - | - | 0.5 |
| | | | **Grand Total** | **3.4** |

The Corporation estimates the realignment will save $1.8 million annually beginning in 2010.

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

**HNI CORPORATION**

Date:  July 17, 2009

By  /s/ Steven M. Bradford

Steven M. Bradford
Vice President, General Counsel and Secretary